Exhibit 99.1
Sify CFO, Durgesh Mehta, to pursue new opportunities
Chennai, India, 15th November 2006: Sify Limited (Nasdaq National Market: SIFY), announced today that its Chief Financial Officer, Mr. Durgesh Mehta, is leaving Sify’s employment effective today.
Raju Vegesna, CEO and Managing Director, said, “Durgesh has been a valued member of the core team managing Sify’s growth & development, and has contributed to its strategy for future growth. I would like to acknowledge his contributions during his tenure on behalf of the entire Sify team. We all wish him the very best in his future endeavours.”
Mr. Durgesh Mehta commented on the eve of his departure, “I really enjoyed my period of service at Sify as an integral part of the core team. As I leave to pursue new opportunities, I have the confidence that Sify will continue to be a market and technology leader. The company has a strategic vision, a talented and deep management team, and is well financed, so I am confident it will scale new heights in future.”
A suitable successor is in the process of being identified and appointed, and Sify expects to make an announcement in this regard in the near future. In the interim, Mr. Pijush Kanti Das, President-Access Media, with over three decades of experience in banking, will officiate as Sify’s Chief Financial Officer.
About Sify Limited
Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 171 cities and towns in India. A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 154 cities and towns. The company’s network services, data center operations and customer relationship management are accredited ISO 9001:2000.
For more information about Sify, visit http://www.sifycorp.com/
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the quarter ended June 30, 2006 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information please contact:

Mr. David Appasamy	Ms. Trúc N. Nguyen

Investor Relations	Investor Relations

Sify Limited	The Global Consulting Group

+91-44-2254 0770 Ext. 2013	+1-646-284-9418

Email: david_appasamy@sifycorp.com	Email: tnguyen@hfgcg.com